United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2012

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from to

Commission File Number 1-18378

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanofi U.S. Group Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie

75008 Paris, France

Sanofi U.S. Group Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

With Reports of Independent Registered Public Accounting Firms

Sanofi U.S. Group Savings Plan

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-19

SUPPLEMENTAL SCHEDULE*

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	20

SIGNATURES	21

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm

23.2 Consent of Independent Registered Public Accounting Firm

*   Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

Sanofi U.S. Group Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sanofi U.S. Group Savings Plan (the “Plan”) as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 25, 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
sanofi-aventis U.S. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of sanofi-aventis U.S. Savings Plan (the “Plan”) at December 31, 2011, and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.  The financial statements of the Plan as of and for the year ended December 31, 2010 were audited by other auditors whose report dated June 24, 2011, expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 26, 2012

Sanofi U.S. Group Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
ASSETS
Investments at fair value
Plan interest in the Sanofi U.S. Group Savings Master Trust (formerly the sanofi-aventis U.S. Savings Master Trust)	$3,855,917,500	$2,311,522,188
Common/collective trust fund	17,644,035	—
Sanofi contingent value rights	608,363	—

Total investments at fair value	3,874,169,898	2,311,522,188

Receivables
Contributions receivable from participating employees	3,976,826	—
Contributions receivable from employer, net of forfeitures	15,680,222	6,467,114
Notes receivable from participants	50,714,633	27,941,047

Total receivables	70,371,681	34,408,161

Total Assets	3,944,541,579	2,345,930,349

LIABILITIES
Accrued administrative expenses	312,843	254,464

Net assets available for benefits, at fair value	3,944,228,736	2,345,675,885

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(21,736,379)	(17,216,044)

Net assets available for benefits	$3,922,492,357	$2,328,459,841

The accompanying notes are an integral part of these financial statements.

Sanofi U.S. Group Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employee	$146,221,698
Employer	127,514,759
Investment income:
Net investment income allocated from Master Trust	345,381,422
Net appreciation in fair value of investments	207,049
Interest on notes receivable from participants	1,819,537
Plan mergers	1,404,362,664

Total additions		$2,025,507,129

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO
Distributions	429,639,911
Fees and administrative expenses	1,834,702

Total deductions		431,474,613

Increase in net assets available for benefits		1,594,032,516

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year		2,328,459,841

End of year		$3,922,492,357

The accompanying notes are an integral part of these financial statements.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

1.              Description of the Plan

Effective April 1, 2012, the former sanofi-aventis U.S. Savings Plan was amended, restated and renamed the Sanofi U.S. Group Savings Plan (the “Plan”).  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description — The Plan is a defined contribution plan that covers substantially all employees of Sanofi U.S. Inc. and Sanofi U.S. LLC, (the “Company”), as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger — Effective April 1, 2012, the Sanofi Pasteur 401(k) Plan and the Genzyme Corporation 401(k) Plan were merged into the Plan.  Effective October 1, 2012, the Merial 401(k) Savings Plan was merged into the Plan.  In connection with the mergers, the net assets of these three plans were transferred into the Plan, resulting in an asset transfer of $1,404,362,664 that is included on the statement of changes in net assets for the year ended December 31, 2012.  This includes $22,135,195 of notes receivable from participants and an employer contribution receivable balance of $1,274,925.

Master Trust — Effective April 1, 2012, Sanofi U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement, and the sanofi-aventis U.S. Savings Master Trust was renamed the Sanofi U.S. Group Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment and administrative purposes only, on a commingled basis with the assets of the other plans of the employers within the parent company.  The investments included in the Master Trust are equities, mutual funds, commingled funds, and guaranteed investment contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper — The T. Rowe Price Trust Company is the Plan’s trustee (the “Trustee”).  The Trustee is party to the Master Trust Agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan operations.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper.

Plan Administration — The sanofi-aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the sanofi-aventis U.S. Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has appointed the Trustee with the responsibility for the administration of the Master Trust Agreement and the management of the assets.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions and Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocations are based on participant earnings or account balances.

Forfeitures — Forfeited nonvested accounts may be used to pay the administrative expenses and/or to reduce the amount of employer contributions which are to be paid to the Plan.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions.  Unallocated forfeitures balances as of December 31, 2012 and 2011 were approximately $466,480 and $35,835, respectively.  During 2012, forfeitures of $850,000 were used to offset 2011 employer true up matching contributions to the Plan.  In 2012, forfeitures of $1,044,336 were used to offset 2012 employer contributions.  In 2013, forfeitures of $466,480 were used to offset employer matching contributions relating to 2012.  The benefit to which a participant is entitled upon leaving the Company is the benefit that can be provided from the participant’s account.

Employee Contributions — The Plan offers auto-enrollment with a 30-day opt-out from date of hire. Prior to April 1, 2012, eligible participants were allowed to make salary deferral contributions of an amount up to 30% of the participant’s pre-tax eligible compensation.  After-tax contributions of up to 70% of eligible compensation were also available.  Effective April 1, 2012, participants are allowed to contribute up to 75% of their eligible compensation as either pre-tax contributions, Roth contributions, or any combination of pre-tax and Roth contributions, and up to 10% in non-Roth after-tax contributions. Contributions are subject to certain Internal Revenue Code (IRC) limitations.  IRC limitations for pre-tax and Roth contributions were $17,000 for 2012 and $16,500 for 2011. Employees 50 years old or older may make an additional catch-up contribution of up to $5,500 for both of 2012 and 2011.

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

Employer Matching Contributions — Prior to April 1, 2012, the Company provided a matching contribution based upon a participant’s years of service and the total amount of their pre-tax, after-tax, and catch-up contributions.  The Company match contribution was limited to a maximum of 6% of eligible compensation in 3 tiers according to service years shown in the table below:

Years of Service	Company Match Tiers
0-2	100%
3-6	125%
7 or more	150%

Effective April 1, 2012, the Company match contribution is amended to 150% of the pre-tax and/or Roth contributions for all participants, up to 6% of total compensation.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

Upon plan enrollment, a participant may direct employee contributions into any of the Plan’s fund choices. Participants may change their investment choices at any time.  The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Vesting — Effective April 1, 2012, all eligible employees hired on or before March 31, 2012 became 100% vested in their Company matching contribution account. Employees hired on or after April 1, 2012 will be 100% vested in their Company matching contribution account after 2 years of service. Participants are always 100% vested in their pre-tax, catch up, and after-tax contribution accounts (contributions and related earnings).  Prior to April 1, 2012, employees who were participants on or before December 31, 2005 were 100% vested in their Company matching contribution account (contribution and related earnings), and employees hired on or after January 1, 2006 were 100% vested in their Company matching contribution account after three years of service.

Distributions — Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their vested account balance in one lump-sum payment or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years.  If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Participant Loans — Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less their highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan document.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Company.  Currently, interest rates associated with participant loans range from 3.25% to 10.50%.  Loan balances are payable in semi-monthly installments generally over a term of up to five years.  A participant may not have more than two loans outstanding at any point in time.  Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expenses — All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company.  Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charges are attributable.

2.              Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan have been prepared on the accrual basis of accounting.

Benefit Payments — Benefits are recorded when paid.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

Investment Valuation — For investment and administrative purposes, the Plan’s assets are held within the custody of the Master Trust.  The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s interest in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

Notes Receivable from Participants — Notes receivables from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned.  A provision for doubtful accounts has not been recorded as of December 31, 2012 or 2011.

Risks and Uncertainties — The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits.

New Accounting Pronouncements — In May 2011, the FASB issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04).  The objective of this update is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards (“IFRSs”), by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosing information about fair value measurements.  The amendments include those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Plan adopted ASU 2011-04 for the year ended December 31, 2012.

3.              Investments in Plan Master Trust

At December 31, 2012, the Master Trust comprises the investment assets of the Plan and Sanofi Puerto Rico Savings Plan. At December 31, 2011 and through April 1, 2012, the Master Trust also comprised the investment assets of the Sanofi Pasteur 401(k) Plan (See Note 1). Certain investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

At December 31, 2012 and 2011, the Plan’s interest in the Master Trust was approximately 99% and 84%, respectively.  The Plan’s interest in the Master Trust represented 5% or more of the Plan’s net assets available for benefits, as of December 31, 2012 and 2011.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2012 and 2011:

Investments	2012	2011
Common and commingled trusts
Retirement date trusts (a)	$2,592,929,055	$1,705,744,651
U.S. and International equities	283,225,194	187,051,810
Separately managed accounts
U.S. and International equities	131,383,229	110,485,079
Company stock	102,122,750	78,705,563
Mutual funds
Fixed income securities	208,606,663	159,312,780
U.S. and International equities	71,674,258	61,364,917
Money market	1,089,422	722,574
Stable value fund (b)
Short-term investment fund (c)	72,796,889	44,429,519
Synthetic investment contracts	382,753,686	368,296,867
Guaranteed investment contracts	31,417,458	36,372,475
Total investments	3,877,998,604	2,752,486,235

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,678,875)	(18,435,293)
	$3,856,319,729	$2,734,050,942

(a)         This category includes investments in a blend of diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

(b)         This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.  The fair value differs from the contract value which is the relevant measurement basis attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(c)          This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

The Master Trust’s investment income for the year ended December 31, 2012 is presented in the following table.  The net appreciation (depreciation) consists of both realized gains (losses) on investments bought and sold, as well as, the changes in unrealized gains (losses) on the investments held during the year by the Master Trust.

Net appreciation in fair value of investments

2012
Company stock	$23,311,893
Mutual funds	11,839,867
Common and commingled trusts	312,444,251
Separate accounts	14,648,824
Net appreciation	362,244,835

Dividend income	16,419,335
Interest income	11,887,002
Total investment income	$390,551,172

Investment Valuation and Income Recognition — Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Common stock is valued at the last closing price at end of the year.  Short term securities are valued at amortized cost which includes cost plus accrued interest, which approximates fair value.  Traditional GICs are stated at fair value based on a discounted cash flow method.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.

Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed).  Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Guaranteed Investment Contracts — The Master Trust entered into benefit-responsive investment contracts in the Stable Value Fund which invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (investment advisor).  Contract values represent contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses.  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and are comprised of traditional guaranteed investment contracts (“GICs”) and synthetic contracts (“SICs”).  These investment contracts are recorded at fair value; however, since these contracts are fully-benefit responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

The fair value of traditional GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.  The wrap rebid value is $212,331 and $335,050 at December 31, 2012 and 2011, respectively.

The issuers of the synthetic GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 2.91% and 3.46% and the average yield was 2.85% and 3.30% during 2012 and 2011, respectively.  The Plan’s interest in the GICs within the Master Trust was approximately 99% and 93% at December 31, 2012 and 2011, respectively.

Certain events could limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Fair Value Measurements — The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012.  Except as disclosed in Note 4, all of the Plan’s assets are invested in the Master Trust.

Mutual Funds — Valued at the net asset value (NAV) of shares held by the Master Trust at year end, which are based on quoted market prices.  They are classified within Level 1 of the valuation hierarchy.

Guaranteed Investment Contracts — Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer.  The traditional GICs are classified within Level 3 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts — The fair value of the synthetic guaranteed investment contracts is based on the underlying investments.  As of December 31, 2012, the investments underlying the synthetic guaranteed investment contracts were approximately 38% corporate securities, 29% asset-backed securities, 14% agency debt securities, and 16% in US treasury securities, 3% in other securities, which are publically traded.  As of December 31, 2011, the investments underlying the synthetic guaranteed investment contracts were approximately 38% corporate securities, 35% asset-backed securities, 12% agency debt securities, 14% in US treasury securities and 1% in other investments, which are publically traded.  The value of the wrapper contracts is determined using rebid rates from the wrapper provider, and is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.  The synthetic GICs are classified within Level 2 of the valuation hierarchy.

Company Stock and Other Common Stocks — These investments are valued at the publicly traded price of equity securities held in all of the Master Trust’s separate accounts.  Company stock and other common stocks are classified within Level 1 of the valuation hierarchy.

Common and Commingled Trust Funds — These investments are public investment vehicles consisting of target date funds and equity index funds.  These funds permit daily redemptions of units and are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding.  The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

Short-Term Investments — Short-term investments include corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and other. Short-term investments are classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2012 and 2011:

	2012
	Level 1	Level 2	Level 3	Total
Common and commingled trusts:
Retirement date trusts	$—	$2,592,929,055	$—	$2,592,929,055
U.S. equities	—	236,002,421	—	236,002,421
International equities	—	47,222,772	—	47,222,772
Separately managed accounts:
International common stocks	94,364,093	—	—	94,364,093
Small Cap common stocks	27,530,409	—	—	27,530,409
Mid Cap common stocks	9,488,728	—	—	9,488,728
Company stock	102,122,750	—	—	102,122,750
Mutual funds:
Fixed income securities	208,606,663	—	—	208,606,663
U.S. and International equities	71,674,258	—	—	71,674,258
Money market	1,089,422	—	—	1,089,422
Stable value fund:
Short-term investment fund	—	72,796,889	—	72,796,889
Synthetic guaranteed investment contracts	—	382,753,686	—	382,753,686
Guaranteed investment contracts	—	—	31,417,458	31,417,458
Total assets at fair value	$514,876,323	$3,331,704,823	$31,417,458	$3,877,998,604

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

	2011
	Level 1	Level 2	Level 3	Total
Common and commingled trusts:
Retirement date trusts	$—	$1,705,744,651	$—	$1,705,744,651
U.S. equities	—	157,052,391	—	157,052,391
International equities	—	29,999,419	—	29,999,419
Separately managed accounts:
International common stocks	82,953,259	—	—	82,953,259
Small Cap common stocks	7,901,899	—	—	7,901,899
Mid Cap common stocks	19,629,921	—	—	19,629,921
Company stock	78,705,563	—	—	78,705,563
Mutual funds:
Fixed income funds	159,312,780	—	—	159,312,780
U.S. and International funds, Tradelink	61,364,917	—	—	61,364,917
Money market	722,574	—	—	722,574
Stable value in investments:
Short-term investment fund	—	44,429,519	—	44,429,519
Synthetic guaranteed investment contracts	—	368,296,867	—	368,296,867
Guaranteed investment contracts	—	—	36,372,475	36,372,475
Total assets at fair value	$410,590,913	$2,305,522,847	$36,372,475	$2,752,486,235

The table below sets forth a summary of changes in the fair value of the Master Trust Level 3 assets for the year ended December 31, 2012:

2012
Balance at beginning of year	$36,372,475

Unrealized gain relating to instruments still held at the reporting date	11,865
Purchases, sales, issuances and settlements:
Purchases and issuances	10,000,000
Settlements	(14,966,882)
Total Purchase, sales, issuances and settlements (net)	(4,955,017)
Balance at end of year	$31,417,458

Amount of gains or losses for the year attributed to the change in unrealized gains (losses) relating to assets and liabilities still held at year end	$11,865

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Master Trust’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contracts	$31,417,458	Discounted Cash Flow	Duration Payout Date	0.2-2.9 03/14/2013-12/15/2015	1.6

4.              Plan Investments

As a result of plan mergers in 2012, the following two funds are still remaining at the Plan level for investments.

Contingent Value Right (“CVR”) - Effective April 8, 2011, as a result of the Company’s acquisition of Genzyme, Genzyme Common Stock no longer existed and was eliminated from Genzyme 401(k) Plan as an investment option. The Company purchased Genzyme Common Stock for $74.00 per share in cash. When Genzyme Common Stock was tendered, the proceeds were put into the Genzyme Corporation 401(k) Plan according to investment elections on file for each participant. In addition to a cash payment from the sale of Genzyme Common Stock to the Company, each Genzyme shareholder received one CVR for each share they owned.

During the period from January 1, 2012 through April 1, 2012, the Genzyme Corporation 401(k) Plan transferred $552,337 (or 409,139 CVR’s) to the Plan.

Each CVR represents the right for its holder to receive defined cash payments upon the achievement of specified milestones related to certain Genzyme products. Therefore, the value of each CVR is based on the present value of cash flows generated by the expected probability that the specified product milestones will be met.  If all milestones are met, a holder of the CVR will receive an aggregate total of $14 in cash for each CVR spread out over the life of the CVR. There is no assurance that any payments will be made on the CVR.

The fair value of the CVR will reflect prevailing market prices for the security on NASDAQ as Level 1 within the valuation hierarchy.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

Wells Fargo Stable Total Return Fund (the Fund) — The Fund is a Common/collective trust fund managed by Wells Fargo for former Merial 401(k) Savings Plan participants as the result of the plan merger.  The Fund invests in investment contracts and security-backed contracts.  An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts:  the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party.  Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity.  Under unusual circumstances, redemptions may be suspended should the withdrawal in Wells Fargo’s judgment make the disposal of the Fund’s investments not reasonably practical.

The average crediting rate for the Fund investment contracts was 1.95% and the average yield was 0.94% during 2012.  The Fund’s interest in the Common/collective trust fund within Wells Fargo was approximately 0.4% at December 31, 2012.

The fair value of the underlying assets of the Fund is determined by the trustees of the Fund using a combination of the most recent readily available market bid prices in the principal markets where such funds and securities are traded.  Therefore, they are classified as Level 2.

The classification of the fair value measurements of the Plan investments at December 31, 2012 is as follows:

	2012
	Level 1	Level 2	Level 3	Total
Common/collective trust fund:
Wells Fargo Stable Total Return fund	$—	$17,644,035	$—	$17,644,035
Common stock:
Contingent Value Rights	608,363	—		608,363
Total assets at fair value	$608,363	$17,644,035	$—	$18,252,398

Net appreciation in fair value of investments

2012
Common/collective trust fund	$71,340
Common stock	135,709
Net appreciation	$207,049

5.              Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 20, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.              Reconciliation of Financial Statements to Form 5500

GICs and synthetic GICs are reported at fair value for Form 5500 purposes.  For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value.  Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$3,922,492,357	$2,328,459,841

Adjustment from fair value to contract value for fully benefit responsive investment contracts	21,736,379	17,216,044

Net assets available for benefits per Form 5500	$3,944,228,736	$2,345,675,885

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2012.

2012

Net investment income at fair value per the financial statements	$345,588,471

Adjustment from fair value to contract value for fully benefit responsive investment contracts	4,520,335

Net investment income per Form 5500	$350,108,806

Sanofi U.S. Group Savings Plan

Notes to the Financial Statements

December 31, 2012 and 2011

7.              Related Party and Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in shares of the parent company, Sanofi; therefore, these transactions qualify as party-in-interest transactions.  The above transactions are not considered prohibited transactions under the prohibited transaction rules. During the year ended December 31, 2012, the Master Trust made purchases of approximately $ 8,620,960, sales of approximately $7,118,806, realized gains of $1,834,073 and dividend income of $ 3,057,453 earned from the investment in the Company’s common stock. Total shares and market value held at December 31, 2012 was 5,877,113 and $102,122,750, respectively.

Certain investments are shares of CVRs from former the Genzyme Corporation 401(k) Plan as a result of the merger into the Plan.  These transactions also qualify as party-in-interest transactions.

During the post-merger period from April 2, 2012 through December 31, 2012:

•                  A total of 24 participants elected to tender a total of 6,398 shares in the amount of $11,197.

•                  All shares tendered were acquired by the Company

•                  The Plan had net investment appreciation of $135,709 related to the CVR’s;

Loans to participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.              Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

9.             Subsequent Events

Plan management has evaluated all subsequent events through June 25, 2013, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

Sanofi U.S. Group Savings Plan

PLAN EIN:	36-4406953
PLAN NUMBER:	005

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2012

		(c) DESCRIPTION OF INVESTMENT
	(b) IDENTITY OF ISSUE,	INCLUDING MATURITY DATE
	BORROWER, LESSOR OR	RATE OF INTEREST, COLLATERAL,		(e) CURRENT
(a)	SIMILAR PARTY	PAR OR MATURITY VALUE	(d) COST	VALUE

*	Sanofi U.S. Group Savings Master Trust	Various instruments	**	$3,855,917,500
	Wells Fargo Stable Return Fund C	Common/collective Trust Fund	**	17,644,035
*	Sanofi Contingent Value Rights	Common stock	**	608,363
*	Participant Loans	Interest Rates 3.25% - 10.50%	-0-	50,714,633

*	Indicates party-in-interest to the Plan
**	Cost not required for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi U.S. Group Savings Plan

By:	/s/ Richard M. Johnson
Richard M. Johnson, for the
Retirement Plan Administrative
Committee, Plan Administrator

Date: June 25, 2013

EXHIBITS

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1

Consent of Independent Registered Public Accounting Firm	23.2